UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                     September
6, 2019

  Richard J. Grossman, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP
  4 Times Square
  New York, NY 10036

          Re:     Brookdale Senior Living Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on August 28, 2019 by Brookdale Senior Living Inc. File No. 001-32641

  Dear Mr. Grossman:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  Stockholders of Record and Beneficial Holders, page 2

  1. We note the disclosure that states, "When the broker, bank or other nominee exercises its discretion to vote on routine matters in the absence of voting instructions from you, a broker non-vote occurs with respect to the non-routine matters since the broker or other custodian will not have discretion to vote on such non-routine matters." Please advise us, with a view toward revised disclosure, of the support on which the Company relied to conclude that non-
     broker nominees may remain eligible to submit "broker non-votes," and the extent to which such nominees would be considered "brokers" within the meaning of the term as used in Item
     21(b) of Schedule 14A.
 Richard J. Grossman, Esq.
September 6, 2019
Page 2

Majority Voting Policy for Director Elections, page 7

2. In this section, please clarify that the Corporate Governance Guidelines policy regarding majority voting is not legally binding, as distinguished from provisions included in the
   Company's Certificate of Incorporation and Bylaws.

Certain Potential Consequences of Threatened Proxy Contest, page 92

3. Please revise to clarify whether the disclosure in this section refers to the Existing 2014 Plan, the Amended and Restated 2014 Plan, or both, and explain the impact of the proposed amendments to the Existing 2014 Plan on the "change in control" analysis presented.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions